April 6, 1994



EnviroSource, Inc.
Five High Ridge Park
Stamford, CT  06904-2309

Ladies and Gentlemen:

          EnviroSource, Inc., a Delaware corporation (the "Company"), is about to file a registration statement (the "Registration Statement") on Form S-8 with the Securities and Exchange Commission relating to an aggregate of 1,750,000 shares (the "Shares") of its Common Stock, par value $.05 per share, to be offered pursuant to the EnviroSource, Inc. 1993 Stock Option Plan (the "Plan").

          We are informed by the Company, and we have assumed for the purposes of this opinion, that the Shares will be newly issued shares of Common Stock of the Company purchased by the option holders upon exercise directly from the Company.

          The Company has 60,000,000 authorized shares of Common Stock and the Company has informed us that 40,055,759 shares are now outstanding and 7,513,113 shares are reserved for issuance in connection with the Plan, various other plans, and conversion of preferred stock and exercise of warrants of the Company.

          We have examined the Plan and such corporate records of the Company and other documents as we have deemed appropriate to enable us to give this opinion.

          Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and sold in accordance with the Plan, and upon receipt by the Company of the consideration therefor, will be validly issued, fully paid and nonassessable.

          We hereby consent to the filing of this opinion as
Exhibit 5.1 to the Registration Statement.

                                   Very truly yours,


                                   /S/ DECHERT PRICE & RHOADS
                                   DECHERT PRICE & RHOADS